UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

Flexible Solutions International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33938T104

(CUSIP Number)

Dan O’Brien

3-1287 Verdier Ave Brentwood Bay, BC,

Canada, V8M 1H1

250 413 7025

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33938T104

1.	NAME OF REPORTING PERSONS – Daniel B. O’Brien
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION - Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

Daniel B. O’Brien - 4,521,900

	8	SHARED VOTING POWER

None

	9	SOLE DISPOSITIVE POWER

Daniel B. O’Brien 4,521,900

	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Dan O’Brien 4,521,900

12	CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Dan O’Brien (36.5%)

14	TYPE OF REPORTING PERSON*

IN

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SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

Common Stock

Flexible Solutions International Inc.

5803 - 52 Ave.

Taber, Alberta

Canada T1G 1W9

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Daniel B. O’Brien

(b)	3-1287 Verdier Ave Brentwood Bay

BC, Canada, V8M 1H1

(c)	Daniel O’Brien. CEO President and Director of Flexible Solutions International Inc.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Canada

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

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ITEM 4.	PURPOSE OF TRANSACTION

Merger Agreement

On April 17, 2022, Flexible Solutions International Inc., an Alberta corporation (the “Company” or “FSI”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Lygos, Inc., a Delaware corporation (“Lygos”), FSI Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and FSI Merger Sub II, Inc., a Delaware corporation (“Merger Sub II”). Pursuant to the Merger Agreement, (a) Merger Sub I will merge with and into Lygos, Merger Sub I will cease to exist, and Lygos will become a direct, wholly owned subsidiary of FSI (the “First Merger”), and (b) thereafter as part of the same overall transaction, Lygos will merge with and into Merger Sub II, Lygos will cease to exist, and Merger Sub II will survive as a direct, wholly owned subsidiary of FSI (the “Second Merger” and, collectively or in seriatim with the First Merger, as appropriate, the “Merger”).

The transaction was approved by the Boards of Directors of both FSI and Lygos

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) any shares of Lygos capital stock held as treasury stock prior to the Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) each other outstanding share of Lygos capital stock will be converted solely into the right to receive a number of common shares of FSI (“FSI Common Shares”) equal to the Exchange Ratio; provided, that no fractional FSI Common Shares will be issued in connection with the Merger as a result of the conversion and any holder of Lygos common stock who would otherwise be entitled to receive a fraction of FSI Common Shares (after aggregating all fractional FSI Common Shares issuable to such holder) shall, in lieu of such fraction of a share, be entitled to receive, from FSI one FSI Common Share and (iii) each Lygos option that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will automatically be assumed by FSI and converted into an option to acquire a number of FSI Common Shares at an adjusted exercise price per share (each such resulting option, a “Rollover Option”), and the number of FSI Common Shares subject to each Rollover Option shall be determined by multiplying the Exchange Ratio and rounding the resulting number down to the nearest whole number of FSI Common Shares. Prior to the Effective Time, unless otherwise determined by Lygos in its sole discretion, Lygos will use commercially reasonable efforts to enter into an agreement (“SAFE Conversion Agreement) with each person (“SAFE Party”) that has entered into a Simple Agreement for Future Equity with the Company (“SAFE”), pursuant to which each SAFE will be terminated, effective as of immediately prior to the Effective Time, with each SAFE Party receiving the number of shares of the Lygos common stock set forth in the applicable SAFE Conversion Agreement. Immediately following the effective time of the Merger, the former stockholders of Lygos are expected to own approximately 66.7% of the outstanding share capital of the Company.

The “Exchange Ratio” will equal the total number of FSI Common Shares on a fully diluted basis outstanding as of the end of the last trading day of the FSI Common Shares on the NYSE American before the Effective Time multiplied by two and then divided by the total number of shares of Lygos capital stock on fully diluted basis outstanding as of the same time.

The Merger Agreement contains customary representations, warranties and covenants made by FSI and Lygos, including covenants relating to obtaining the requisite approvals of the shareholders of FSI and stockholders Lygos, indemnification of directors and officers, and FSI’s and Lygos’s conduct of their respective businesses between the date of signing of the Merger Agreement and the Closing.

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In connection with the Merger, FSI will prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will contain a prospectus and a proxy statement, and will seek the approval of FSI’s shareholders with respect to certain actions, including the following (collectively, the “FSI Shareholder Matters”):

●	the issuance of the FSI Common Shares to the Lygos stockholders in connection with the transactions contemplated by the Merger Agreement;

●	the change of control of FSI resulting from the Merger pursuant to pertinent NYSE American rules;

●	the adoption of the FSI 2022 Equity Incentive Plan;

●	the election of Eric Steen and other individuals designated by Lygos as directors of FSI; and

●	the ratification of the amended and restated bylaws of FSI.

The Closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ stockholders and shareholders, as applicable, (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, and (v) the listing of the FSI Common Shares to be issued in the Merger on the NYSE American. In connection with the transaction contemplated by the Merger Agreement, Daniel O’Brien, the Company’s Chief Executive Officer, will sell 1,000,000 FSI Common Shares to FSI for $7.50 per share immediately after the Effective Time.

The Merger Agreement may be terminated prior to the Effective Time: (i) by mutual written consent of FSI and Lygos, (ii) by either FSI or Lygos if the Merger shall not have been consummated by September 30, 2022, (iii) by either FSI or Lygos if there is a law or order preventing the Merger and related transactions, (iv) by FSI if approval of the Lygos stockholders shall not have been obtained within forty-eight (48) hours after the date that the definitive Registration Statement / Proxy Statement is filed with the SEC, (v) by either FSI or the Company if the FSI Shareholder Matters are not approved, (vi) by Lygos upon a breach of any representation, warranty, covenant or agreement on the part of FSI or the Merger Subs, or if any representation or warranty of FSI or the Merger Subs shall have become inaccurate, subject to certain materiality qualifications and a thirty (30) day cure period, and (vii) by FSI, upon a breach of any representation, warranty, covenant or agreement on the part of Lygos, or if any representation or warranty of Lygos shall have become inaccurate, subject to certain materiality qualifications and a thirty (30) day cure period.

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Support Agreements

Also in connection with the Merger Agreement, (i) the officers, directors and certain shareholders of FSI holding approximately 37% of the outstanding share capital of FSI have each entered into a support agreement in favor of Lygos (the “FSI Support Agreements”). The FSI Support Agreements place certain covenants on the voting of such shares in favor of approving the FSI Shareholder Matters. The directors and certain stockholders of Lygos collectively holding a sufficient number, type and class of Lygos capital stock to obtain the requisite approval of the Lygos stockholders of the transactions contemplated by the Merger Agreement have entered into similar support agreements with FSI.

Other Agreements

Lygos has entered into a financing arrangement with certain investors which has provided to Lygos $160 million in capital. Under the terms of a note purchase agreement, Lygos issued 5.5% convertible notes with a $160 million principal amount. The conversion price of the convertible note will be set 12 months from the date of the note, and the pricing terms will be set upon the trading price of FSI Common Shares but will be no less than $250M or no greater than $350M. The combined company intends to use these proceeds, in addition to FSI’s cash balance at the closing of the Merger, to fund the development of the combined company’s business. The proceeds from the loan will be used to purchase a portion of the FSI Common Shares from Mr. O’Brien (as discussed above) and to provide working capital to Lygos.

Daniel O’Brien and FSI entered into a registration rights agreement in connection with the transactions contemplated by the Merger Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement will become effective at the closing of the transaction contemplated by the Merger Agreement. The Registration Rights Agreement provides that the Company will file a resale shelf registration statement to provide for the resale of securities delivered in connection with the Merger for the benefit of parties to the Registration Rights Agreement. The Registration Rights Agreement also provides for piggy back registration rights to the parties thereto.

Upon the completion of the transactions contemplated by the Merger Agreement, the present management of the Company will resign and will be replaced by the management of Lygos.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

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Employment and Lock-Up Agreements

Employment Agreement

In connection with and contingent upon the closing of the Merger (the actual date of closing, the “Closing Date”), FSI and Mr. O’Brien entered into a new Employment Agreement, dated April 17, 2022 (the “Employment Agreement”), which will become effective as of the Closing Date. Under the terms of the Employment Agreement, Mr. O’Brien will be employed as FSI’s Head-Flexible Solutions Division, and he will receive an annual base salary of $500,000, which will be increased each year during the Term (as defined below) based on annual increases in the Consumer Price Index (the “Base Salary”). Also immediately after the Effective Time, FSI will purchase 1,000,000 shares of FSI common stock owned by Mr. O’Brien at a price of $7.50 per share (as discussed above). Additionally, on the Closing Date, Mr. O’Brien will receive an option to purchase 500,000 shares of FSI’s common stock pursuant to the FSI 2022 Equity Incentive Plan (the “Option”). The Option will vest and become exercisable on the twelve-month anniversary of the grant date; provided, however, the vesting will accelerate upon Mr. O’Brien’s termination of employment for any reason. While Mr. O’Brien’s Option will be granted with an exercise price equal to the fair market value per share on the date of grant, in the event FSI grants any options during the twelve-month period following the Option grant with an exercise price that is lower than the exercise price set for the Option, FSI will reprice the Option down to such lower exercise price; provided, however, the exercise price per share will in no event be lower than the fair market value per share on the date the Option is granted or, if applicable, the date the Option is subsequently repriced. Moreover, on each of the 20- and 30-month anniversaries of the Closing Date, FSI will issue Mr. O’Brien 1,000,000 shares of FSI’s common stock as a fully vested stock grant, regardless of his employment status at such time.

The term of the Employment Agreement will begin on the Closing Date and continue for a period of five years (the “Term”) or until earlier terminated by either the Company or Mr. O’Brien as provided in the Employment Agreement. If Mr. O’Brien resigns for “good reason” (as defined in the Employment Agreement) in connection with or within 12 months following a “change in control” (as defined in the Employment Agreement) or, if at any time during the Term, FSI terminates Mr. O’Brien’s employment without “cause” (as defined in the Employment Agreement) or Mr. O’Brien resigns from employment for “good reason,” then, in addition to any accrued benefits (as set forth in the Employment Agreement), he will be entitled to receive the following severance payments and benefits: (i) continued payments of any remaining unpaid Base Salary for the rest of the Term plus an additional three months of Mr. O’Brien’s then current Base Salary, (ii) (a) full vesting acceleration of any then-unvested stock options held by Mr. O’Brien and (b) an extension of the post-termination exercise period until the expiration date of any stock options held by Mr. O’Brien, and (iii) to the extent permissible under the terms of the applicable plans, continuation of all FSI welfare benefits, including medical, dental, vision, life and disability benefits Mr. O’Brien and/or his family were receiving, or otherwise reimbursement for the cost of continuing of state health coverage for Mr. O’Brien and/or his family, for up to 18 months following the date of his termination, provided, however, Mr. O’Brien will be required to pay any portion of such cost as required for key executives of the Company upon termination. If, however, Mr. O’Brien’s employment is terminated due to “disability” (as defined in the Employment Agreement), then, in addition to any accrued benefits, FSI will pay him a lump sum of one-months’ worth of his Base Salary, reduced by any disability insurance maintained by the Company to be received by Mr. O’Brien for 6 months following his termination.

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The Employment Agreement also provides that in the event of a change in control of FSI, FSI will engage a consultant to analyze any payments or benefits Mr. O’Brien will receive in connection with the change in control. In the event any such payments or benefits would subject Mr. O’Brien to the 20% excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), FSI will cutback the amount of such payments and benefits if and only if Mr. O’Brien will be economically better off as a result of such cutback on an after-tax basis to avoid the excise tax.

Mr. O’Brien also signed a confidential information and invention assignment agreement and FSI and Mr. O’Brien agreed to a mutual non-disparagement provision.

Lock-Up Agreement

Pursuant to a Lock-Up Agreement between Mr. O’Brien and FSI, Mr. O’Brien has also agreed that he will not sell, transfer or otherwise dispose of any shares of FSI that he owns, or might otherwise acquire, until April 8, 2023. Notwithstanding the above, the Lock-Up Agreement does not apply to the 1,000,000 shares Mr. O’Brien plans to sell after the Closing Date or shares sold or transferred to “Permitted Transferees” as that term is defined in the Lock-Up Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate number of shares owned:	4,521,900
	Percent of outstanding shares owned:	36.5%

(b)	Sole Power of voting for Reporting Person:	4,521,900

(c)	Transactions in securities in the past
	60 days for Reporting Person:	0

(d)	No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of Mr. O’Brien, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. O’Brien or, to the best knowledge of Mr. O’Brien, and any other person with respect to any securities of Flexible Solutions, Inc.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.

1	Agreement and Plan of Merger and Reorganization by and among Flexible Solutions International Inc., Lygos, Inc., FSI Merger Sub I, Inc. and FSI Merger Sub II, Inc., dated April 17, 2022 (incorporated by reference to Exhibit 2.1 filed with the April 17, 2022 8-K report of Flexible Solutions International, Inc.)

2	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 filed with the April 17, 2022 8-K report of Flexible Solutions International, Inc.)

3	Employment Agreement with Daniel B. O’Brien (incorporated by reference to Exhibit 10.2 filed with the April 17, 2022 8-K report of Flexible Solutions International, Inc.)

4	Flexible Solutions International, Inc. Support Agreement

5	Lock-Up Agreement with Daniel B. O’Brien

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: May 6, 2022

/s/ Daniel B. O’Brien
Daniel B. O’Brien

Flexible O’Brien Amend 13D FINAL 5-6-22

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